

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 30, 2009

Mr. Joseph Williger
Chief Executive Officer
G. Willi-Food International, Ltd.
4 Nahal Harif St.
Northern Industrial Zone
Yavne 81106, Israel

   Re: G. Willi-Food International, Ltd.
     Form 20-F for Fiscal Year Ended December 31, 2008
     Commission File No. 000-29256

Dear Mr. Williger:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 29

Critical Accounting Policies, page 30

1. We note that your Critical Accounting Policies are substantially the same as the related Significant Accounting Policies contained in Note 2 to your financial statements. We remind you that your Critical Accounting Policies disclosure

should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in Critical Accounting Policies should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. For example, given the current struggling economy, your estimates of impairment for long-lived assets and goodwill, and your estimates of fair values for your derivative contracts, may involve more uncertainty than usual, and if so, you should address these uncertainties and the sensitivity of these estimates to change based on other outcomes that are reasonably likely to occur. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate in future filings.

A. Results of Operations, page 35

2. Please revise your discussion of the results of your operations in future filings to quantify to the greatest extent possible the reasons for changes in the various line items in your financial statements between periods. For example, you state that the increase in sales from 2007 to 2008 resulted mainly from the recent consolidation of the revenues of the two subsidiaries Shamir Salads and the Danish dairy distributor. Please quantify the extent to which the increase in sales was attributable to each acquisition and to any other relevant factors.

3. Considering you primarily attribute your sales increase from 2007 to 2008 to the recent consolidation of Shamir Salads and the Danish dairy distributor, please provide your computations of the significant subsidiary tests for these entities and tell us whether financial statements and pro forma financial information giving effect to these acquisitions is required. Refer to Rule 3-05 of Regulation S-X.

4. Please revise future filings to provide a discussion of the impairment factors surrounding the impairments of goodwill reflected in your 2008 and 2007 financial statements.

Liquidity and Capital Resources, page 37

5. Please revise future filings to provide a discussion of your borrowing arrangements at December 31, 2008. The discussion should include your available borrowing capacity, the terms of your material lending agreements, including balances currently outstanding, maturity dates or terms of such agreements, material repayment and covenant provisions and whether you are

currently in compliance with such covenants.

Consolidated Financial Statements

Consolidated Income Statement, page F-3

6. Please revise in future filings the title of your income statement to Statement of
    Operations as your operations for the year ended December 31, 2008 reflect a loss
    attributable to the equity holders of the company and a loss in your earnings per
    share.

7. Please provide a note in future filings that explains why the net income
    attributable to the non-controlling interest exceeds the interests of the majority
    owners.

Note 11 – Bank Loans and Other Credit Providers, page F-33

8. Please expand your disclosure with respect to your loans and other credit
    agreements to disclose the terms of such agreements including available
    borrowing capacity, due dates or maturity dates and material covenants of each
    borrowing agreement and whether you are in compliance with all applicable
    covenants at the most recent balance sheet date. In addition, we note your
    disclosure in Note 2 regarding convertible debentures. Please disclose the
    amounts related to outstanding debentures along with the interest rates, material
    terms of the debt and the conversion features.

Note 25 – Financial Instruments, page F-51

9. Please revise to provide all of the disclosures required by paragraph 27 of IFRS 7
    with regard to how fair value of your financial instruments is determined.

Note 26 – Business and Geographic Segments, page F-54

10. As required by paragraph IN15 of IFRS 8, please revise future filings to disclose
    the factors used to identify your operating segments.

11. Please tell us why the goodwill impairments recognized during 2008 and 2007
    were not allocated to one of your reportable segments. Also, please tell us why
    the majority of your assets and liabilities are not allocated to one of your
    reportable segments. Specifically, tell us, at a minimum, why trade receivables,
    fixed assets, intangible assets and goodwill were not allocated to one of your
    reportable segments.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or in her absence, Andrew Blume, Senior Staff Accountant at (202) 551-3254 if you have questions regarding the comments or any other matters. If you have any other questions you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Branch Chief